March 31, 2015

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2014
Filed June 26, 2014
File No. 001-15270

Dear Mr. Vaughn:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated March 3, 2015 (the “Letter”) with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2014 filed with the SEC on June 26, 2014. Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for Fiscal Year Ended March 31, 2014

Item 5. Operating and Financial Review and Prospectus, page 31

Retail Client Assets, page 40

1.	We note that you have assets under management (AUM) of ¥91.7 trillion with respect to your Retail segment and AUM of ¥30.8 trillion within your Asset Management segment as of March 31, 2014, including the breakdowns of each amount provided on pages 40-41. In an effort to provide more transparent disclosures regarding trends in asset management and portfolio service fees, please revise your future periodic filings to include the following:

•	A tabular rollforward of your AUM for each period presented by fund type to separate present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation.

Response:

We will enhance our disclosure in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2015, by providing the following separate tabular rollforwards of retail client assets of our Retail division by type of underlying financial product and assets under management of our Asset Management division by the principal Nomura entity which manages those assets. We may expand the table covering the fiscal year ending March 31, 2015 and in subsequent periods to include separate line items for the impact of foreign exchange differences and distributions for realization events depending on the extent to which those amounts are significant.

Retail

	Trillions of yen
	March 31
	2014	2015
Balance at beginning of year	¥83.8		¥91.7
Gross inflows
Equities	18.6		X
Bonds	73.4		X
Stock investment trusts	6.5		X
Bond investment trusts	1.0		X
Overseas mutual funds	0.2		X
Others	0.7		X

Total gross inflows	100.4		X
Gross outflows
Equities	(19.3)		X
Bonds	(70.5)		X
Stock investment trusts	(6.0)		X
Bond investment trusts	(0.1)		X
Overseas mutual funds	(0.3)		X
Others	(0.6)		X

Total gross outflows	(96.8)		X
Market appreciation / (depreciation)	4.3		X

Balance at end of year	¥91.7	¥	X

Asset Management

	Billions of yen
	March 31
	2014	2015
Balance at beginning of year	¥27,900		¥30,827
Gross inflows
Nomura Asset Management Co., Ltd.	34,938		X
Nomura Funds Research and Technologies Co., Ltd.	727		X
Nomura Corporate Research and Asset Management Inc.	6		X
Nomura Private Equity Capital Co., Ltd.	411		X
Shared across group companies	(2,961)		X

Total gross inflows	33,121		X
Gross outflows
Nomura Asset Management Co., Ltd.	(34,478)		X
Nomura Funds Research and Technologies Co., Ltd.	(1,312)		X
Nomura Corporate Research and Asset Management Inc.	(522)		X
Nomura Private Equity Capital Co., Ltd.	(773)		X
Shared across group companies	4,348		X

Total gross outflows	(32,737)		X
Market appreciation / (depreciation)	2,543		X

Balance at end of year	¥30,827	¥	X

•	Discussion for the underlying reasons for changes in AUM on a gross basis.

Response:

We will enhance our disclosure in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2015, to provide further discussion of the underlying reasons for changes in assets under management on a gross basis.

Consolidated Financial Statements

Note 18. Income Taxes. Page F-114

2.	Please address the following regarding your significant loss carryforwards and significant valuation allowance against those tax carryforwards and revise your future filings accordingly:

We note that during the course of the preparation of our response to the Staff’s comments, we realized that the ¥1,760,459 million figure given for net operating loss carryforwards as of March 31, 2014 on Page F-117 of our annual report on Form 20-F for the year ended March 31, 2014 was understated by ¥56,354 million and should have been ¥1,816,813 million. The error was not material and did not have any impact on net income, net assets or any of our other disclosures. The amounts included in our response below reflect the corrected figure.

•	Please provide us with a more detailed explanation of the valuation allowance established at each of the balance sheet dates presented, and explain the charges in the valuation allowance for fiscal years 2012, 2013, and 2014, as well as the nine months ended December 31, 2014.

Response:

The following table presents information regarding net operating loss carryforwards and deferred tax assets recognized in respect of those carryforwards by major tax jurisdiction in which Nomura operates as of March 31, 2011, 2012, 2013 and 2014 and December 31, 2014.

	Millions of yen
	Japan	United Kingdom	United States	Hong Kong	Other	Total
Deferred tax assets in respect of loss carryforwards as of March 31, 2011
Net operating loss carryforwards	331,157	327,863	295,557	106,300	63,796	1,124,673
Gross deferred tax assets	60,603	88,971	136,836	17,611	13,498	317,519
Less: valuation allowance	(53,512)	(86,504)	(134,143)	(17,295)	(11,560)	(303,014)
Net deferred tax assets	7,091	2,467	2,693	316	1,938	14,505

Deferred tax assets in respect of loss carryforwards as of March 31, 2012
Net operating loss carryforwards	294,714	409,014	308,695	119,625	58,131	1,190,179
Gross deferred tax assets	34,960	102,787	143,140	19,797	12,561	313,245
Less: valuation allowance	(28,699)	(101,185)	(141,122)	(19,020)	(11,173)	(301,199)
Net deferred tax assets	6,261	1,602	2,018	777	1,388	12,046

Deferred tax assets in respect of loss carryforwards as of March 31, 2013
Net operating loss carryforwards	246,214	544,637	319,467	157,047	72,018	1,339,383
Gross deferred tax assets	26,580	125,887	146,954	26,005	15,751	341,177
Less: valuation allowance	(26,542)	(124,785)	(144,686)	(24,059)	(14,426)	(334,498)
Net deferred tax assets	38	1,102	2,268	1,946	1,325	6,679

Deferred tax assets in respect of loss carryforwards as of March 31, 2014
Net operating loss carryforwards	527,379	633,707	412,111	168,623	74,993	1,816,813
Gross deferred tax assets	82,878	127,303	183,658	27,836	16,224	437,899
Less: valuation allowance	(54,197)	(126,275)	(183,017)	(27,817)	(15,035)	(406,341)
Net deferred tax assets	28,681	1,028	641	19	1,189	31,558

Deferred tax assets in respect of loss carryforwards as of December 31, 2014
Net operating loss carryforwards	592,181	773,937	507,398	200,776	82,938	2,157,230
Gross deferred tax assets	67,609	155,203	226,244	33,157	17,164	499,377
Less: valuation allowance	(58,688)	(154,227)	(225,726)	(33,112)	(15,987)	(487,740)
Net deferred tax assets	8,921	976	518	45	1,177	11,637

Total valuation allowances established against deferred tax assets relating to net operating loss carryforwards decreased by ¥1,815 million from ¥303,014 million as of March 31, 2011 to ¥301,199 million as of March 31, 2012. Certain valuation allowances in Japan were reversed as a result of deferred tax assets being realized through utilization of net operating loss carryforwards against taxable income generated in the period. The remaining ¥28,699 million of valuation allowances in Japan as of March 31, 2012 were established against deferred tax assets recognized for local Japanese tax net operating loss carryforwards incurred at an individual entity where local management believed it was more likely than not that the deferred tax assets would not be realized. No valuation allowances were recognized against deferred tax assets recognized for national Japanese tax net operating loss carryforwards as of March 31, 2012. As certain foreign subsidiaries incurred taxable losses during the period, additional deferred tax assets for net operating losses were recognized by those subsidiaries against which full valuation allowances were generally established as of March 31, 2012 as management believed it was more likely than not that the deferred tax assets would not be realized.

Total valuation allowances established against deferred tax assets relating to net operating loss carryforwards increased by ¥33,299 million from ¥301,199 million as of March 31, 2012 to ¥334,498 million as of March 31, 2013. The increase was primarily due to foreign subsidiaries incurring further taxable losses during the period which resulted in additional deferred tax assets for net operating loss carryforwards being recognized and against which full valuation allowances were established as management believed it was more likely than not that the deferred tax assets would not be realized. Total net operating loss carryforwards of Japanese subsidiaries fell by ¥48,500 million because carryforwards were utilized against taxable income generated in the period and because of the deconsolidation of Nomura Real Estate Holdings, Inc. during the period. The remaining ¥26,542 million of valuation allowances in Japan as of March 31, 2013 were established against deferred tax assets recognized for local Japanese tax net operating loss carryforwards incurred at an individual entity where local management believed it was more likely than not that the deferred tax assets would not be realized. No valuation allowances were recognized against deferred tax assets recognized for national Japanese tax net operating loss carryforwards as of March 31, 2013.

Total valuation allowances established against deferred tax assets relating to net operating loss carryforwards increased by ¥71,843 million from ¥334,498 million as of March 31, 2013 to ¥406,341 million as of March 31, 2014. Both Japanese and foreign subsidiaries incurred taxable losses during the period which resulted in additional deferred tax assets for net operating loss carryforwards being recognized. National Japanese tax net operating loss carryforwards and deferred tax assets increased during the period primarily as a result of the liquidation of certain foreign subsidiaries and the impairment of investments in affiliated companies. No valuation allowances were recognized against these deferred tax assets as of March 31, 2014 as management believed it was more likely than not that the deferred tax assets would be realized. The remaining ¥54,197 million of valuation allowances in Japan as of March 31, 2014 were established against deferred tax assets recognized for local Japanese tax net operating loss carryforwards incurred at an individual entity level where local management believed it was more likely than not that the deferred tax assets would not be realized. Full valuation allowances were generally established against the deferred tax assets recognized by foreign subsidiaries as of March 31, 2014 as management believed it was more likely than not that the deferred tax assets would not be realized.

Total valuation allowances established against deferred tax assets relating to net operating loss carryforwards increased by ¥81,399 million from ¥406,341 million as of March 31, 2014 to ¥487,740 million as of December 31, 2014. Both Japanese and foreign subsidiaries incurred taxable losses during the period which resulted in additional deferred tax assets for net operating loss carryforwards being recognized. Local Japanese tax net operating loss carryforwards increased primarily as a result of the liquidation of a foreign subsidiary during the period. The increase in deferred tax assets against local Japanese tax net operating loss carryforwards was partially offset by a reduction in deferred tax assets against national Japanese tax operating loss carryforwards which were utilized during the period. The remaining ¥58,688 million of valuation allowances in Japan as of December 31, 2014 were established against deferred tax assets recognized for local Japanese tax net operating loss carryforwards incurred at an individual entity level where local management believed it was more likely than not that the deferred tax assets would not be realized. Full valuation allowances were generally established against the deferred tax assets recognized by foreign subsidiaries as of December 31, 2014 as management believed it was more likely than not that the deferred tax assets would not be realized.

•	To the extent the valuation allowance was in excess of the Operating loss deferred tax line item within your table on page F-116 as was the case at March 31, 2013 and 2014, clearly identify what other specific deferred tax assets the valuation allowance was intended to cover.

Response:

The following table presents information regarding the types of deferred tax assets against which a valuation allowance was recognized as of March 31, 2013 and 2014 and the amount of valuation allowance recognized against each type of deferred tax asset.

	Millions of yen
	March 31, 2013	March 31, 2014
Depreciation, amortization and valuation of fixed assets	8,762	10,399
Investments in subsidiaries and affiliates	43,374	3,703
Valuation of financial instruments	75,678	21,385
Other accrued expenses and provisions	58,788	48,312
Operating losses	334,498	406,341
Other	1,120	463

Total valuation allowance	522,220	490,603

•	In each of the three footnotes to your table at the bottom of page F-116, you disclose that the change in the valuation allowance during each of the fiscal years 2012, 2013, and 2014 included increases due to the “increase in non-recoverability of losses in certain foreign subsidiaries.” Please tell us and revise your future filings to clearly explain the reasons for the increase in non-recoverability and to identify the foreign tax jurisdiction in which the non-recoverability increased.

Response:

Reference to “increase in non-recoverability of losses in certain foreign subsidiaries” is intended to explain that, as a result of additional taxable losses incurred by certain foreign subsidiaries during the relevant periods, additional deferred tax assets have been recognized and full valuation allowances established. These increases in valuation allowances established by foreign subsidiaries were not caused by changes in our ability to utilize existing loss carryforwards in future periods or changes in our assessment of whether it is more likely than not that the related deferred tax assets will be realized.

•	Tell us how the net operating loss carryforwards of ¥1,760,459 million disclosed on page F-117 reconciles to the ¥437,899 million tax effect of operating losses in the table on page F-116.

Response:

The following table presents a reconciliation of the total net operating loss carryforward of ¥1,816,813 million available for tax purposes as of March 31, 2014 to the gross deferred tax asset of ¥437,899 million recognized as of March 31, 2014 by major tax jurisdiction in which Nomura operates:

	Millions of yen
Jurisdiction	Operating loss	Tax rate		Tax effect
Japan	527,379	15.72	% (1)	82,878
United Kingdom	633,707	20.09%		127,303
United States	412,111	44.57%		183,658
Hong Kong	168,623	16.51%		27,836
Other	74,993	21.63	% (2)	16,224

Total	1,816,813			437,899

(1)	Represents a weighted average rate as Japanese subsidiaries are subject to a national tax rate of 27% and a local tax rate of 11%
(2)	Represents a weighted average rate as subsidiaries in tax jurisdictions included in “Other” are subject to different tax rates

•	You disclose that the net operating loss carryforwards of ¥1,760,459 million are “mainly resulting from certain U.S. and European subsidiaries.” Please provide us with a breakdown of these net operating loss carryforwards by tax jurisdiction and by year of expiration, both on a gross basis and net of valuation allowance. Revise your future filings to more clearly disclose the significant tax jurisdictions represented by these net operating loss carryforwards and to more clearly disclose the reasons that you believe the future tax income in these jurisdictions will be insufficient to allow recovery of the full carryforwards.

Response:

The table and supporting explanatory notes provided in our response above provide information regarding net operating loss carryforwards, gross deferred tax assets and valuation allowances by major tax jurisdiction in which Nomura operates as of March 31, 2014.

The following table presents information regarding net operating loss carryforwards by year of expiration by major tax jurisdiction in which Nomura operates as of March 31, 2014.

	Millions of yen
Jurisdiction	2014 – 2018	2019 – 2023	2024 – 2028	Beyond 2029	Indefinitely	Total
Japan	237,575	289,804	—	—	—	527,379
United Kingdom	—	—	—	—	633,707	633,707
United States	90,719	65,685	192,010	63,697	—	412,111
Hong Kong	—	—	—	—	168,623	168,623
Others	1,467	3,777	151	—	69,598	74,993

Total	329,761	359,266	192,161	63,697	871,928	1,816,813

In determining the amount of valuation allowances established against deferred tax assets arising from loss carryforwards, we consider all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the relevant deferred tax assets in each of these jurisdictions.

In Japan, for national tax, management believes it is more likely than not that the deferred tax assets would be realized due to the positive evidence based on sufficiency of future taxable income. Valuation allowances primarily relate to carryforwards arising from local rather than national Japanese taxes incurred at an individual entity level. Local management of these Japanese subsidiaries believe it is more likely than not that the deferred tax assets will not be realized because of the cumulative and continuing operating losses experienced by these local subsidiaries in recent fiscal years for local tax purposes which provide the most verifiable negative evidence available to local management in determining whether valuation allowances are required.

In tax jurisdictions other than Japan, the cumulative and continuing operating losses experienced by certain of our subsidiaries in recent fiscal years provide the most verifiable negative evidence available to us and outweigh positive evidence.

We will include the net operating loss carryforwards by each major tax jurisdictions and clearly disclose the reasons that we believe the future tax income in these jurisdictions will be insufficient to allow recovery of the full carryforwards within our annual report on Form 20-F for the fiscal year ending March 31, 2015 and subsequent future filings.

•	Tell us and revise your future filings to explain the extent to which you are relying on future tax planning strategies versus future taxable income for the relevant jurisdictions when determining the amount of your valuation allowance.

Response:

While we have considered certain future tax planning strategies as a potential source of future taxable income, we have not relied on any such strategies as positive evidence resulting in the reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2012, 2013 and 2014.

We will include the above explanation, updated as appropriate, within our annual report on Form 20-F for the fiscal year ending March 31, 2015 and subsequent future filings.

•	Provide us with the positive and negative evidence that you considered in your analysis supporting your valuation allowance as of the dates presented, including the specific factors that changed in each reporting period that led you to determine the reduction in valuation allowance was appropriate during these periods. Clearly explain to us the extent to which the valuation allowance remaining as of the balance sheet dates presented represents a partial or full valuation allowance in each of the jurisdictions reflected. As part of your analysis, clearly identify the extent to which you experienced a cumulative tax loss for the last three years in the respective tax jurisdictions for each balance sheet date presented.

Response:

Our responses above provide details of the positive and negative evidence we considered in determining the valuation allowance in each major tax jurisdiction in which we operate as of March 31, 2014. Such positive and negative evidence was also considered as of March 31, 2013.

We would respectfully advise the Staff that in none of the periods presented have we reduced our valuation allowances as a result of changing the weighting applied to positive or negative evidence in any of these major tax jurisdictions.

The table provided in our response above provides information regarding the extent to which a full or partial valuation allowance has been recognized for each major tax jurisdiction in which we operate.

•	Based on your disclosure on page F-96 you disclose that you recorded goodwill impairment of ¥8,293 million during the year ended March 31, 2013 and ¥2,840 million during the year ended March 31, 2014. Tell us whether the jurisdictions in which you determined a tax valuation allowance was necessary are the same as the reporting units in which you recorded goodwill impairments. Confirm to us that the anticipated future trends used in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your respective reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment. To the extent different estimates of future income were used, please provide us with the details of the differences as well as your explanation for the differences.

Response:

The reporting unit in which we recognized a goodwill impairment loss during the year ended March 31, 2013 represents certain activities of Nomura located in multiple locations across the globe, including activities in tax jurisdictions where we established valuation allowances against deferred tax assets in respect of net operating loss carryforwards. The estimates of future taxable income used for determining whether valuation allowances were required in those tax jurisdictions and the estimates of future cash flows used to determine the fair value of the reporting unit for goodwill impairment testing purposes both incorporated similar anticipated future trends.

The reporting unit in which we recognized a goodwill impairment loss during the year ended March 31, 2014 represents activities of Nomura in a particular location and single tax jurisdiction. The estimates of future taxable income used for determining whether valuation allowances were required in that tax jurisdiction and the estimates of future cash flows used to determine the fair value of the reporting unit for goodwill impairment testing purposes both incorporated similar anticipated future trends. Please note that the amounts of deferred tax assets and related valuation allowance for this tax jurisdiction were not significant and is therefore included in “Other” tax jurisdictions in the tables provided above.

*    *    *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-6746-7850.

Very truly yours,

/s/ Shigesuke Kashiwagi
Shigesuke Kashiwagi
Chief Financial Officer

cc:	Robert Klein
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige
(Ernst & Young ShinNihon LLC)